UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File No. 001-02217

Western Container Corporation Retirement Savings Plan
(Full title of the plan)

THE COCA-COLA COMPANY
(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia 30313
(Address of the plan and address of issuer’s principal executive offices)

Western Container Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014

and for the Year Ended December 31, 2015

Western Container Corporation Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2015 and 2014

and for the Year Ended December 31, 2015

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, line 4(i) – Schedule of Assets (Held at End of Year)	17

Report of Independent Registered Public Accounting Firm

The Coca-Cola Company Benefits Committee

Western Container Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Western Container Corporation Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Long & Associates, LLC

Alpharetta, Georgia

June 28, 2016

Western Container Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014

Assets:
Investments in Master Trust, at fair value	$34,740,689	$	―
Pooled separate accounts	―		35,582,831
Mutual funds	―		997,339
Guaranteed interest accounts	―		440,093
Common stock	―		2,024,929
Investments, at fair value	34,740,689		39,045,192
Investments in Master Trust, at contract value	5,926,843		―
Investment contract, at contract value	―		3,168,139
Total Investments	40,667,532		42,213,331
Notes receivable from participants	1,601,126		1,576,259
Net assets available for benefits	$42,268,658		$43,789,590

See accompanying notes to financial statements

2

Western Container Corporation Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income (loss):
Net appreciation in fair value of investments	$910,508
Net depreciation in fair value of Master Trust investments	(784,701)
Interest and dividends	15,507
141,314

Interest income on notes receivable from participants	83,477

Contributions:
Participants	2,180,893
Employer	1,533,250
Rollovers	221,276
3,935,419

Total additions	4,160,210

Deductions from net assets attributed to:
Benefit payments	5,656,911
Administrative expenses	24,231
Total deductions	5,681,142

Net decrease in net assets available for benefits	(1,520,932)

Net assets available for benefits:
Beginning of year	43,789,590
End of year	$42,268,658

See accompanying notes to financial statements

3

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

1. Plan Description

The following description of the Western Container Corporation (the Company or Plan Sponsor) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company. Coca-Cola Refreshments USA, Inc., a wholly owned subsidiary of The Coca-Cola Company, owns a majority of the outstanding shares of the Plan Sponsor’s stock. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the Committee) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan.  Effective April 1, 2015, the Plan Administrator has engaged Mercer Trust Company (the Trustee) to provide trust and recordkeeping services for the Plan. Prior to April 1, 2015, Principal Life Insurance Company (Principal) provided recordkeeping and administrative services.

Eligibility

Employees who have completed 60 days of service, as defined by the Plan, are eligible to participate and are admitted to the Plan the beginning of the month following the date of eligibility.

Contributions

Each year, participants may contribute up to 100% of pretax annual compensation as defined in the Plan, subject to certain maximum limitations imposed by the Internal Revenue Code (IRC) ($18,000 for 2015). Participants who have attained age 50 by the end of the Plan year are eligible to make catch-up contributions, subject to the maximum limit imposed by the IRC ($6,000 for 2015). Rollover contributions are allowed if they meet certain requirements. Participants direct the investment of their contributions into various investment options offered by the Plan.

Each year, the Company matches 100% of participant contributions up to 6% of the participant’s compensation. Participants are automatically enrolled in an elective deferral contribution of 6% of compensation, unless the participant affirmatively elects a different percentage or elects not to make an elective deferral contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and any Company matching contribution, as well as allocation of Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Investment Options

The Plan provides that contributions shall be invested in any one or more of the available investment accounts. Participants may change their investment options any time throughout the year via internet or direct phone access via the recordkeeping system. Effective May 1, 2012, the guaranteed interest accounts were not current investment options; therefore, their activities are limited to withdrawals and interest income. Effective April 1, 2015, the Plan began participating in the investment options in The Coca-Cola Company Master Trust for 401(k) Plans (the Master Trust).

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service, noted as follows:

Credited Vesting Service	Vested Percentage

Less than 1 year	0%
1 year	30%
2 or more years	100%

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive benefits as either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or by various types of installment plans set forth in the Plan document. For termination of services due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to 50% of their vested account balance, excluding The Coca-Cola Company stock, not to exceed $50,000. Participants may have no more than one loan outstanding and no more than one loan approved in any 12-month period. Loan terms range from 1-5 years or up to an extended period that shall be consistent with commercial home loan practices for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. The interest rates on outstanding loans at December 31, 2015 range from 4.25% to 9.25% with maturities through 2030. Principal and interest are paid ratably through payroll deductions.

Forfeitures

There were unallocated forfeitures of $92 and $6,764 at December 31, 2015 and December 31, 2014, respectively. Amounts forfeited during 2015 of $61,340 were used to reduce employer contributions for the year ended December 31, 2015.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

5

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in non-benefit responsive guaranteed interest accounts are reported at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Prior to April 1, 2015, the Plan held guaranteed interest accounts with Principal (see Note 1). Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed interest accounts promise contract value for a benefit event (termination, death, disability and retirement); however, there is a possible surrender charge when funds are withdrawn prior to their maturity. Thus the guaranteed interest accounts are considered non-benefit responsive. Fair market value is the amount that would be received were the funds to be withdrawn or transferred within the Plan prior to maturity. This fair market value represents guaranteed interest account contract value adjusted to reflect current market interest rates only to the extent such market rates exceed crediting rates. This value represents contributions allocated to guaranteed interest accounts, plus interest at the contractually guaranteed rate, less funds used to pay benefits and insurance company’s administrative expenses. All withdrawals from the guaranteed account are made on a last-in, first-out basis and are made at either book value, the lesser of book or market value, or market value depending upon the withdrawal type as outlined in the contract. Book value equals the sum of all contributions made to the participant account plus interest owed less all asset charges, fees and any previous withdrawals. The contract is therefore included in the financial statements at fair value as reported to the Plan by Principal. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment is not materially different from its fair value.

Prior to April 1, 2015, the Plan also invested in the Principal Fixed Income Guaranteed Option (FIGO) investment contract. FIGO, a Group Annuity Contract – Custodial Interest Contract, is backed by the assets of the general account of Principal. Benefit payments are made at contract value (no termination or surrender charges) for plan benefit events and investment transfers initiated by plan participants. Thus, this contract is considered benefit responsive and is reported in the financial statements at contract value which equals fair value.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. Loans in default are recorded as distributions based upon the terms of the Plan document and are included in benefits paid to participants. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

6

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Benefits Paid

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from the financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participants’ accounts and are included in administrative expenses. Investment-related expenses are included in net appreciation in fair value of investments.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The amendments in this ASU remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. This guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share as a practical expedient. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Plan should apply the amendments retrospectively to all periods presented. Earlier application is permitted. The Plan elected to adopt this new standard for the year ended December 31, 2015 and for the prior year presented. The Plan did not assign a level to the fair values of collective trust funds and Master Trust investment funds as these funds measure fair value using the net asset value per share as a practical expedient.

In July 2015, FASB issued ASU No. 2015-12, Plan Accounting: Defined Contribution Pension Plans (Topic 962) Part I. Fully Benefit-Responsive Investment Contracts; Part II. Plan Investment Disclosures; and Part III. Measurement Date Practical Expedient. The amendments remove the requirement to:

•	Report fully benefit-responsive investment contracts at fair value. Contract value is the only required measure for fully benefit-responsive contracts.
•	Disclose individual investments held which exceed 5% of net assets available for benefits.
•	Disclose net appreciation in fair value of investments by type of investment held.
•	Disaggregate investments reported in the fair value hierarchy table by class of investment. They may be presented by general type only.

The Plan adopted ASU No. 2015-12 for the year ended December 31, 2015 and for the prior year presented. Accordingly, certain 2014 disclosures that are no longer required were removed.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

7

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. The Coca-Cola Company Master Trust for 401(k) Plans

On April 1, 2015, the Plan began participating in the Master Trust with similar retirement plans sponsored by The Coca-Cola Company (TCCC) and certain other subsidiaries of TCCC, whereby investments are held collectively for all plans by the Trustee. Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments. The Plan’s investments include retirement target date funds, equity and fixed income index funds, actively managed equity and fixed income funds, synthetic guaranteed investment contracts, and common stock of The Coca-Cola Company. The investment structures include mutual funds, collective trust funds, Master Trust investment funds, and direct ownership of common stock of The Coca-Cola Company.

The Plan’s interest in the net assets of the Master Trust was approximately 0.9% at December 31, 2015.

The following table summarizes the net assets of the Master Trust as of December 31, 2015 and 2014 (in thousands):

	2015	2014
Collective trust funds	$2,090,492	$2,173,484
Mutual funds	156,426	165,710
Master Trust investment funds	632,263	720,574
Common stock	1,284,920	1,267,276
Investments at fair value	4,164,101	4,327,044
Due from broker	137	30
Fully benefit-responsive investment contract at contract value	375,378	369,305
Master Trust net assets	$4,539,616	$4,696,379

Fair Value Measurements

Accounting Standards Codification (ASC) 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

• Level 1 —	Quoted prices in active markets for identical assets or liabilities.

• Level 2 —	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

8

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. The Coca-Cola Company Master Trust for 401(k) Plans (continued)

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2015, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using NAV Practical Expedient	Total

Common stock (A)	$1,284,920	$ ―	$1,284,920
Mutual funds (B)	156,426	―	156,426
Collective trust funds (C)	―	2,090,492	2,090,492
Master Trust investment funds (D)	―	632,263	632,263
	$1,441,346	$2,722,755	$4,164,101

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(B)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

(D)	The Master Trust investment funds include the US Large Cap Active Equity Fund, the US Small-Mid Cap Active Equity Fund, and the US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date. The underlying investments include common stock, preferred stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions.

9

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. The Coca-Cola Company Master Trust for 401(k) Plans (continued)

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2014, were as follows (in thousands):

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Investments Using NAV Practical Expedient	Total

Common stock (A)	$1,267,276	$ ―	$1,267,276
Mutual funds (B)	165,710	―	165,710
Collective trust funds (C)	―	2,173,484	2,173,484
Master Trust investment funds (D)	―	720,574	720,574
	$1,432,986	$2,894,058	$4,327,044

(A)	Investments in common stock are in shares of The Coca-Cola Company and are valued using the quoted market price multiplied by the number of shares owned as of the measurement date.

(B)	Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	The underlying investments held in the collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. The collective trust funds are valued at the net asset value per share as determined by the manager of the funds multiplied by the number of shares held as of the measurement date. These funds have no redemption restrictions.

(D)	The Master Trust investment funds include the US Large Cap Active Equity Fund, the US Small-Mid Cap Active Equity Fund, and the US Core-Plus Active Fixed Income Fund. The total value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date. The underlying investments include common stock, preferred stock, mutual funds, collective trust funds and a short-term investment account. These funds have no redemption restrictions.

During 2015 and 2014 there were no Level 2 or 3 investments.

10

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. The Coca-Cola Company Master Trust for 401(k) Plans (continued)

Synthetic Guaranteed Investment Contracts

The Master Trust has a separate account (the account) which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the account are fully benefit-responsive and are therefore reported at contract value on the Statements of Net Assets Available for Benefits. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. As of December 31, 2015, the account consisted of approximately $356,890,000 of wrapper contracts and approximately $18,488,000 of cash equivalents.

In a wrapper contract structure, the underlying investments are owned by the account and held in trust for Plan participants. These contracts wrap a diversified portfolio primarily comprised of corporate and government bonds, and collective trust funds. The account purchases wrapper contracts from an insurance company or bank. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the account for the underlying investments). The issuers of the wrapper contracts provide assurances that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

Transactions with Parties-in-Interest

During the year ended December 31, 2015, the Master Trust had the following transactions relating to common stock of The Coca-Cola Company (in thousands):

	Shares	Fair Value
Purchases	4,047	$169,168
Sales	3,112	$131,735
In-kind distributions	1,086	$44,880
In-kind receipts	45	$1,822
Dividends received	N/A	$39,475

The Master Trust held the following investments in common stock of The Coca-Cola Company as of December 31, 2015 and 2014 (in thousands):

	Shares	Fair Value
December 31, 2015	29,910	$1,284,916
December 31, 2014	30,016	$1,267,276

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Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

3. The Coca-Cola Company Master Trust for 401(k) Plans (continued)

The net investment income of the Master Trust for the year ended December 31, 2015 was as follows (in thousands):

Investment income:
Net appreciation in fair value of investments	$16,348
Interest and dividends	49,607
Net investment income	$65,955

4. Investments Held by Principal

Prior to April 1, 2015, the investments were held by Principal.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

12

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Investments Held by Principal (continued)

Following is a description of the valuation methodologies used for assets measured at fair value.

Pooled separate accounts — Pooled separate accounts invest primarily in domestic and international long-term bonds, domestic and international stocks, or single mutual funds. The net asset value is used as a practical expedient to determine fair value for these accounts and as a result no fair value level is assigned. Each pooled separate account provides for redemptions by the Plan at reported net asset values per share with no advance notice requirement. The redemption frequency is daily. Investments in this category can be transferred once every 30 days at the current net asset value per share based on the fair value of the underlying assets. Participants are not allowed to transfer back into this category until the 30-day period has expired.

Mutual funds — The fair value is based on quoted market prices in active markets. Accordingly, the fair value is established using Level 1 inputs.

Common stock — Valued at the closing price reported in the active market on which the individual securities are traded. Accordingly, the fair value is established using Level 1 inputs.

Investment contract — The Fixed Income Guaranteed Option is a benefit-responsive group annuity contract issued by Principal and is carried at contract value.

The concept of a value other than contract value does not apply to this insurance company issued general account backed evergreen (no maturity date) group annuity contract. Even upon a discontinuance of the contract, contract value would be paid if the sponsor provides a 12-month irrevocable advance notice.  As there are not any specific securities in the general account that back the liabilities of this annuity contract, it would be inappropriate to look to the market value of the securities within the insurer’s general account to determine a fair value. The Plan owns a promise to pay interest at crediting rates which are announced in advance and reset semiannually. The crediting rate is net of administrative fees.

The contract is backed by the full faith and creditworthiness of the issuer.  Guarantees are based on the claims-paying ability of the issuer and not on the value of the securities within the insurer’s general account. As a result, the fair value amount shown is equal to the contract value. Contract value represents deposits made to the contract, plus earnings at guaranteed net crediting rates, less withdrawals.  Key factors that could influence future crediting interest rates are changes in interest rates, and default or credit failures of the securities in the insurer’s general assets. Past interest rates are not indicative of future interest rates.

13

Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

4. Investments Held by Principal (continued)

Guaranteed interest accounts — The Principal Guaranteed Interest Accounts (GIA) cannot be sold to a third-party; thus, the only option to exit the GIAs is to withdraw the funds prior to maturity. The fair value is the discontinuance value which is the amount the Plan participant would receive if they transfer or surrender their funds out of the guaranteed interest account prior to maturity. The fair value of the GIAs is computed using a combination of the current interest rates based on remaining investment terms at the reporting date as well as the interest rate on the account. If the applicable interest rate is greater than the interest rate on the account, the fair value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the years (including fractional years) until the maturity date. If the applicable interest rate is equal to or less than the interest rate on the account, the fair value is equal to the contract value. The significant unobservable input related to the Plan’s investment in the GIAs was the composite crediting interest rate that was 2.0% on December 31, 2014. This investment is categorized as Level 3 in the ASC 820 fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014:

	Level 1	Level 2		Level 3		Total
December 31, 2014:
Mutual funds	$997,339	$	―	$	―	$997,339
Common stock	2,024,929		―		―	2,024,929
Guaranteed interest accounts	―		―		440,093	440,093
Total investments at fair value	$3,022,268	$	―		$440,093	$3,462,361
Pooled separate accounts						35,582,831
Total investments at fair value						$39,045,192

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2015:

Guaranteed
Interest
Accounts
Balance, beginning of year	$440,093
Gains on investment sold during the year	728
Purchases	―
Sales	(441,349)
Interest credited	528
Balance, end of year	$ ―

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Western Container Corporation Retirement Savings Plan

Notes to Financial Statements (continued)

5. Party-In-Interest Transactions

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the Company, and certain others. As such, transactions conducted with Mercer, Principal, the Company and TCCC qualify as party-in-interest transactions.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7. Tax Status

The Plan obtained its latest determination letter on September 2, 2009, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The letter expired on January 31, 2013. A new application for a favorable determination letter was filed and was acknowledged by the IRS on March 12, 2015; however, a final determination letter has not yet been issued by the IRS. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the code and maintain the tax qualified status of the Plan. Plan management and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. Management evaluated the Plan’s tax positions and concluded that as of December 31, 2015 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements. The Plan Administrator believes the Plan is no longer subject to income tax examinations for the years before 2012.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per the financial statements	$42,268,658	$43,789,590
Adjustment from contract value to fair value for fully benefit- responsive investment contracts	64,366	―
Net assets available for benefits per Form 5500	$42,333,024	$43,789,590

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8. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of investment income from the Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2015:

Investment loss from the Master Trust per the financial statements	$(784,701)
Adjustment from contract to fair value for fully benefit-responsive investment contracts: Current year	64,366
Less: Administrative expenses reported at Master Trust level	(19,437)
Investment loss from Master Trust per Form 5500	$(739,772)

9. Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

10. Related Party Transactions

The Plan’s investment options include the common stock of The Coca-Cola Company (TCCC). Coca-Cola Refreshments USA, Inc., a wholly owned subsidiary of TCCC, owns a majority of the outstanding shares of the Plan Sponsor’s stock. As of December 31, 2014, Plan investments in the common stock of TCCC had a fair value of $2,024,929. The Plan held investments in the common stock of TCCC in the Master Trust with a fair value of $1,967,081 as of December 31, 2015.

11. Nonexempt Transactions

During 2014, the Plan Administrator identified certain operational deficiencies regarding four participants’ loans beginning on June 11, 2007 through February 10, 2014. Management of the Plan has taken corrective actions to ensure compliance with the Plan’s loan policy and on October 24, 2014 filed an application under the Voluntary Correction Program with the IRS with proposed corrections of these matters. On December 23, 2015, the IRS issued a compliance statement stating that the corrective measures taken by the Plan satisfy the requirements of the IRC.

12. Subsequent Events

In April 2016, the Company announced that it will close its plant located in Big Spring, TX. The closure is expected to be completed in October 2016 and is expected to result in approximately 95 job eliminations. The Plan will fully vest the affected participants’ account balances.

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Western Container Corporation Retirement Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

Plan Number: 001

Plan Sponsor EIN: 75-1710284

December 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

Notes receivable with interest rates ranging
from 4.25% to 9.25%, due through
*	Participants	July 2030	$ 1,601,126

* Party-in-interest to the Plan

Note: Column (d) cost is not required for participant-directed investments.

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN CONTAINER CORPORATION
RETIREMENT SAVINGS PLAN
(Name of Plan)

By:	/s/ Joseph Pitra
Joseph Pitra
Chairman, The Coca-Cola Company Benefits Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm